Capitol Bancorp Center
200 Washington Square North
Lansing, Michigan  48933

November 17, 2008

Mr. William Friar
Senior Financial Analyst
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:          Capitol Bancorp Ltd
Preliminary Proxy filed October 21, 2008
File No. 001-31708

Dear Mr. Friar:

On behalf of Capitol Bancorp Ltd., a Michigan corporation (“Capitol”) and pursuant to the Securities Exchange Act of 1934, as amended, we have filed with the Securities and Exchange Commission (the “SEC”) Definitive Additional Materials on Schedule 14A (the “Supplement”) which supplement the Definitive Proxy Statement filed by Capitol with the SEC on October 31, 2008.  Such filing was prepared in response to the comments of the SEC’s staff as set forth in a comment letter dated November 12, 2008.

The action taken by, or the response of, Capitol with respect to each comment contained in your November 12, 2008 comment letter is set forth below.  For convenience of the SEC’s staff, the staff’s comments have been included in their entirety followed by Capitol’s response.  Where appropriate, the responses include a reference to the relevant pages of the Supplement, as filed with the SEC. Capitalized terms used but not defined herein shall have the meanings for such terms that are set forth in the Supplement.

SEC STAFF COMMENT

Information About the Special Meeting, page 3
Reasons for participating in the Capital Purchase Program

1.	Disclose whether you have applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.

Mr. William Friar
Senior Financial Analyst
November 17, 2008

REGISTRANT’S RESPONSE

Capitol’s application to participate in the Capital Purchase Program is now described in the Supplement dated November 17, 2008, under the caption “Capital Purchase Program” on Page 2.

SEC STAFF COMMENT

Proposal One:
Certificate of Amendment to the Articles of Incorporation, page 7
Impact of the Capital Purchase Program

2.	Disclose the material terms of your participation in the Capital Purchase Program. Describe the material terms of the securities and warrants you will issue to the Treasury Department.

REGISTRANT’S RESPONSE

Capitol’s application to participate in the Capital Purchase Program is now described in the Supplement, under the caption “Capital Purchase Program” beginning Page 2.  The material terms of the securities and warrants are described on Pages 3-5 of the Supplement.  Additionally, a term sheet of the Capital Purchase Program is attached to the Supplement as Appendix A.

SEC STAFF COMMENT

3.	Disclose the estimated proceeds of your proposed sale of securities to the Treasury Department and disclose how you expect to use them.

REGISTRANT’S RESPONSE

The estimated proceeds from the proposed sale of Senior Preferred Shares to the Treasury are stated in the first full paragraph on Page 5 of the Supplement and the anticipated use of proceeds is described in the second full paragraph on Page 5.

SEC STAFF COMMENT

4.	Please discuss how your participation in the Capital Purchase Program may

•	impact the holders of any outstanding senior classes of your securities;
•	impact the rights of your existing common shareholders;
•	dilute the interests of your existing common shareholders;

Mr. William Friar
Senior Financial Analyst
November 17, 2008

•	require you to expand your board of directors to accommodate Treasury Department appointments to it;
•	require you to register for resale securities you have issued to the Treasury Department; and
•	impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

REGISTRANT’S RESPONSE

The bullet-points outlined above are discussed on Pages 3-5 of the Supplement.  We do not anticipate that the terms of participation will impact how the company is operated nor will it require restructuring of executive compensation arrangements.

SEC STAFF COMMENT

5.
Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

REGISTRANT’S RESPONSE

This disclosure is made in the concluding sentence on Page 2 of the Proxy Statement Supplement.

SEC STAFF COMMENT

6.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

REGISTRANT’S RESPONSE

The effect on Capitol’s liquidity, capital resources and results of operations is shown in the pro forma financial data set forth on Pages 5-9 of the Supplement, assuming the Treasury approves Capitol’s application to participate in the Capital Purchase Program.  The effect of the Treasury Department not approving the application is a continuation of Capitol without additional funding, or status quo; Capitol’s liquidity, capital resources and results of operations are discussed in its 10-Q which is incorporated by reference in the Supplement.

Mr. William Friar
Senior Financial Analyst
November 17, 2008

SEC STAFF COMMENT
Financial Statements

7.
Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances.  We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock.  See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

REGISTRANT’S RESPONSE

Pro forma financial information is now presented on Pages 5-9 of the Supplement.  Pursuant to Item 13(b) of Schedule 14A, Capitol incorporates by reference into the Supplement the financing information called for in Item 13(a) of Schedule 14A.

SEC STAFF COMMENT

8.
If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements.  In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

REGISTRANT’S RESPONSE

Pro forma financial information is now presented on Pages 5-9 of the Supplement.

As reflected in the above information, our documents have been amended in response to these comments. In connection with the response to the SEC Staff’s comments, all persons responsible for the filing of this document hereby acknowledge that:

1.  We are responsible for the adequacy and accuracy of the disclosure in the filings.

2.  We understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.  We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William Friar
Senior Financial Analyst
November 17, 2008

If you have any additional questions, please do not hesitate to contact me at 517-487-6555.  Thank you.

Sincerely,

/s/ Cristin K. Reid

Cristin K. Reid
Corporate President

cc:           Joseph D. Reid
Lee W. Hendrickson
Michael Clampitt, Esq.
Phillip D. Torrence, Esq.

CKR/hlh